February 10, 2026

Wallace Ruiz
Chief Financial Officer
Inuvo, Inc.
500 President Clinton Ave., Ste 300
Little Rock, AR 72201

       Re: Inuvo, Inc.
           Registration Statement on Form S-3
           Filed February 6, 2026
           File No. 333-293270
Dear Wallace Ruiz:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-551-8713 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Jeremy D. Siegfried